(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT

Reference is made to certain recent press articles (the “Articles”) in relation to China Southern Airlines Company Limited (the “Company”) that it may receive US$250 million in compensation for the delayed delivery of aircraft from Airbus (the “Relevant Statements”). The Company would like to make the following statements:

1.	The Company has not authorized any media or individual in making or publicizing the Relevant Statements contained in the Articles.

2.
The Company is informed that the delivery schedule of the A380 airbus will be postponed, the Company is now in the course of negotiating with Airbus and will continue to closely monitor the development and assess the impact of the matter. The Company expects that, as of now, the possible delay will not have significant impact on its business, operations and financial performance with reference to the current available information.

3.
The Company will ensure that it will be in compliance with its relevant obligations under the applicable listing rules and regulations. The Board of Directors recommends investors to rely on the formal announcement to be published by the Company.

By the order of the board of directors of China Southern Airlines Company Limited Su Liang Company Secretary

Guangzhou, the People’s Republic of China
12 October 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.